

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2017

Todd Newton
President and Chief Executive Officer
Apollo Endosurgery, Inc.
1120 South Capital of Texas Highway
Austin, TX 78746

> **Re: Apollo Endosurgery, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 14, 2017**
> **File No. 333-218741**

Dear Mr. Newton:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed June 14, 2017

Cover Page

1. Please tell us whether you will use the recent stock price listed on the prospectus cover page to determine the offering price of the common stock. If you will not use the recent stock price to set the offering price, please include disclosure on the cover page indicating the method by which your offering price will be determined. See Item 501(b)(3) of Regulation S-K.

Incorporation by Reference, page 86

2.   We note that you have incorporated by reference in your registration statement information specifically incorporated by reference in your Form 10-K from your definitive proxy statement on Schedule 14A. Please amend your registration statement to incorporate by reference the entire definitive proxy statement as required by Item 12(a)(2) of Form S-1.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Irene Paik at 202-551-6553 or Suzanne Hayes at 202-551-3675 with any other questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: John T. McKenna, Esq., Cooley LLP